SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil announces tender offer for public shares of Telmex”

Mexico City, Mexico, August 1, 2011 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that its Board of Directors approved a tender offer for all of the outstanding shares of capital stock of all classes of Teléfonos de México, S.A.B. de C.V. (“Telmex”) that are not already owned, directly or indirectly, by AMX. The tender offer would include those shares that are represented by American Depositary Shares (“ADSs”).

If all shareholders tender, AMX would acquire 40.04% of the outstanding shares of Telmex and would directly or indirectly own 100% of the outstanding Telmex capital stock upon completion of the offer.

The purchase price will be $10.50 Mexican pesos per share payable in cash. This price reflects an 11.1% premium over the average trading price of the “L”  share on the Mexican Stock Exchange (Bolsa Mexicana de Valores) over the last 30 days.

If AMX acquires a sufficient number of shares, it intends to delist Telmex from the various stock markets on which its shares are listed.

With this transaction, AMX, a competitive and strong publicly traded Mexican corporation, will be in a position to provide better conditions and more advanced telecommunication services to its customers in Mexico.

The tender offer will be subject to customary conditions, including the receipt of regulatory authorizations.

About AMX

AMX is the leading provider of wireless services in Latin America. As of June 30, 2011, it had 236 million wireless subscribers and 54 million fixed revenue generating units in the Americas.

Legal Disclaimer

Neither AMX nor any of its affiliates has commenced the tender offer to which this communication relates.  In connection with the proposed transaction, AMX will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials, as they may be amended from time to time, before making any decision with respect to the offer, because they will contain important information. Shareholders of Telmex may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by AMX with the SEC at the SEC’s website at www.sec.gov.

The offer will not be made or directed to holders of Telmex common shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction, and tenders of Telmex shares will not be accepted from or on behalf of holders in any such jurisdiction.  However, AMX may, in its sole discretion, take such action as it may deem necessary to extend the offer in any such jurisdiction.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 01, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact